BlackRock MuniVest Fund II, Inc. (the "Registrant")

77(I)
Terms of new or amended securities

In connection with the Registrant's issuance of Series W-7 Variable Rate Muni Term Preferred Shares in a private placement on December 16, 2011 (the “VMTP Offering”), the Registrant filed the Articles Supplementary Establishing and Fixing the Rights and Preferences of the Registrant’s Series W-7 Variable Rate Muni Term Preferred Shares (the “Articles Supplementary”) with the State Department of Assessments and Taxation of Maryland on December 15, 2011.  The Articles Supplementary contains a description of the Registrant's Series W-7 Variable Rate Muni Term Preferred Shares and a copy of the Articles Supplementary is attached under Sub-Item 77Q1(a).  The proceeds from the VMTP Offering were used to redeem all of the Registrant’s outstanding auction rate preferred shares.